Filed by Duke Energy Corporation
                                                     Commission File No. 1-4928
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934

                                            Subject Company: Deer Holding Corp.
                                                  Commission File No. 132-02302

Duke Energy Annual Meeting

05/12/2005

Paul M. Anderson, Chairman and Chief Executive Officer

Fred J. Fowler, President and Chief Operating Officer

Duke Energy

-------------------

Paul Anderson's and Fred Fowler's Remarks to Shareholders

2005 Annual Meeting

(Paul Anderson) What a difference a year makes!

Obviously, the big news item on your mind today is the deal with Cinergy that we announced on Monday. I hope you are as excited about it as I am - and by the fact that it includes raising your annual dividend to $1.24 per share. Last year I described to you our investor proposition and our commitment to defend the dividend. Today we're talking about a 12.7 percent increase, beginning with the September payment! The board of directors intends to approve the increase at the June board meeting.

I will talk more about the Cinergy transaction in a minute, but first I want to review the other progress we've made since last year's Annual Meeting. And you can be assured that at the same time we're pursuing the merger, we will keep our eye squarely on the ball of delivering the results we promised you for this year.

I told you last year that our commitment was to run the company to benefit long-term shareholders, and our actions in the past 12 months should reconfirm that. We've worked hard to reward your loyalty and regain your trust. I'm going to hit the high points of our progress - and our strategy going forward. Fred Fowler, your chief operating officer, will then talk about how our business units are executing their parts of the plan.

We made a lot of promises last year, and I hope you agree we've delivered. In a very real sense we have regained control of our financial destiny. We exceeded our goals for asset sales and debt reduction, and put Duke Energy back on sound financial footing. You'll recall that we announced earlier this year our plan to buy back approximately $2.5 billion in common shares over the next three years. The first part of this plan was for 30 million shares with a value of approximately $830 million. We have already retired these shares, but Merrill Lynch still has over 23 million shares to repurchase to cover their short position.

Under a second arrangement, Merrill Lynch has repurchased an additional 2.6 million shares. This part of the plan has been suspended until we re-evaluate the best use of cash in the wake of the merger announcement.

We're also seeing positive indicators on our reputation - including more buy recommendations on our stock and higher rankings on reputation surveys. It's great to have nice things said about you, but I'm very conscious of the importance of continued humility. We've been through some very difficult times, and we should not lose sight of the lessons of the past.

Last year I shared with you the charter that we would use as the roadmap for turning Duke Energy around. Our company purpose, values and definitions of success remain the same - and are reprinted in your program. We have updated our management imperatives for 2005 to build on the progress we've already made.

I want to cover those imperatives briefly, because our strategy - and group incentive goals this year - are linked directly to them.

The first imperative for 2005 is: "Enhance a high-performance culture by focusing on safety, inclusion and diversity, employee development, business structure and process simplification."

As I said in my letter to you in the Annual Report, last year's safety record was our biggest disappointment. We have embarked on a company-wide initiative to retrain every employee on safety and put the focus on achieving a zero illness and injury culture.

We have also increased our emphasis on employee development - that's something that gets short shrift in tough financial times, so we're doing some catch-up. This year, all 2700 managers and supervisors across the company will participate in leadership development training. That's a key part of achieving a high-performance organization.

Our second imperative for 2005 is to "position Duke Energy North America to be a successful merchant operator with a sustainable business model." We believe that to be successful, a merchant operation needs to be larger and have more fuel and geographic diversity than DENA does today. The transaction with Cinergy will achieve that diversity, but we will continue to pursue other options to strengthen the merchant business as well. Fred will talk more about DENA's operations and strategy.

The third 2005 imperative is: "Deliver on our financial plan and provide superior shareholder return." We have an earnings target for employee incentive purposes in 2005 of $1.60 ongoing basic earnings per share - that's up 33 percent from last year's target, reflecting again how far we've come.

Our fourth imperative is to "establish industry-leading positions in our core businesses and identify new energy-related growth strategies." Obviously, the transaction with Cinergy will create an industry-leading position for our electric business when the deal closes, about a year from now. I'm going to leave it to Fred to describe our business units' growth plans for this year.

Our final 2005 imperative is to "build stakeholder relationships and future shareholder value through effective leadership on key policy issues related to energy, regulation and the environment."

One of the most important issues is global climate change, and we are committed to playing a leadership role in shaping public policy on that issue.

At the conclusion of our presentations, I'll make a few comments about why I think our merger with Cinergy makes good strategic sense. But first, I will turn the podium over to Fred Fowler, president and chief operating officer, for a report on the company's operations.

Fred. . .

(Fred Fowler)

Thank you, Paul.

Paul has shared with you our objectives for the coming year. My job is to keep our eyes on the ball and make sure we execute on those objectives. No matter how great a plan, without the proper follow-through, you won't produce the positive results you are looking for.

I am going to describe each of our business units and how together they will deliver the value you expect.

DUKE POWER is our most senior business unit and one of the largest employers in the Carolinas. I'm sure we have more than a handful of Duke Power retirees in the audience.

It's no secret that our industrial sales have been rocked over the past decade by the demise of the textile sector in this region. So for the past two years, Duke Power has focused its efforts on economic development in the Carolinas - partnering with local and state governments to attract new industry.

The results are promising. After a few years of slumping industrial sales, that sector had an increase of almost 6 percent in the first quarter of 2005. In terms of total numbers, Duke Power continues to add about 45,000 new customers every year - a reflection of the vibrant region we serve.

In light of this growth, Duke Power is considering potential sources of new generation to meet increasing power demands. Just yesterday, Duke Power filed preliminary information with the North Carolina Utilities Commission to potentially modernize and expand the Cliffside and Buck Steam Stations in North Carolina.

As an abundant domestic fuel, coal will continue to be an important part of the U.S. energy mix, and new plants will be very efficient and cleaner-burning than earlier ones.

In addition, we are also looking at the nuclear option a little further down the road. The lead time to license and build a nuclear plant is too long to meet the first need for additional power.

But I am glad to see the renewed national interest in nuclear energy. Duke Power has shown that nuclear plants can be built right and run efficiently - and I think it's only a matter of time before we see a new generation of nuclear power plants in this country.

For our retirees, the Duke Power you worked for is still one of the best utilities in the nation. Our rates are 21 percent below the national average and we continue to be among the top four in the nation in overall customer satisfaction.

Ruth Shaw, Duke Power's president and CEO, continues to make good things happen. Ruth, if you would stand up please. Thank you. Also, I would like to introduce our chief nuclear officer, Brew Barron. Thanks, Brew.

DUKE ENERGY GAS TRANSMISSION continues to make important contributions to North America's pipeline infrastructure. In 2004, Gas Transmission completed a number of projects that are important for future growth at Duke Energy, but also for the energy infrastructure of the United States and Canada.

Algonquin's expansion for the Distrigas LNG facility in Massachusetts, Texas Eastern's mainline expansion in the Southeastern United States, the Dominion expansion in Pennsylvania and the Gulfstream extension in Florida should give you an idea of how active Gas Transmission has been over the past year.

Today, the Dawn-to-Trafalgar expansion in Ontario and the Egan Hub along the Gulf Coast are among the active projects Gas Transmission has in progress for future pipeline and storage growth. Gas Transmission is following the expected growth of imported liquefied natural gas and is poised to be a major transporter of gas from new LNG terminals as they are completed.

I believe all our business units have opportunities for growth. But due to the demand for new natural gas infrastructure, Gas Transmission will likely be the most active in the near term.

Leading all that expansion is Martha Wyrsch, president and CEO of Duke Energy Gas Transmission. Martha, if you would please stand. Martha took the reins at DEGT in March. Last year, she was group vice president and general counsel. Now, she is tackling a very different aspect of the business but one that's just as busy. Thank you, Martha.

DUKE ENERGY FIELD SERVICES is the nation's premier midstream natural gas gatherer and producer of natural gas liquids like butane and propane.

Field Services was in the news in March when we announced that we would transfer 19.7 percent of our stake in the company to our partner
ConocoPhillips. This transaction is targeted to close at the end of June, and will result in a 50/50 partnership with ConocoPhillips.

Field Services has been a real success story for Duke Energy over the past decade. We built the business from the ground up - through mergers and acquisitions - and in 2004 posted revenues of more than $10 billion. Our reduction in ownership allows us to extract value from Field Services at a positive time in the market cycle, while leaving us with 50 percent of a strong company with a healthy outlook.

Field Services' results depend heavily on commodity prices - especially the price of oil. Needless to say, the high oil prices over the past year have driven Field Services' record results.

We made a conscious decision to hedge our output at Field Services to capture the attractive commodity prices in the market - but also to limit our exposure to price swings. For 2005, we've locked in some attractive prices, and that should be good news for us for the remainder of this year.

The objective for Field Services going forward is to build on its market-leading position.

Bill Easter, who could not be with us today, continues to handle the job as president and CEO of Field Services.

CRESCENT RESOURCES is a leading commercial and residential real estate developer in the Southeast and Southwestern United States.

Crescent turned in record profits in 2004, and is off to a strong start in 2005. It has a balanced portfolio of commercial, residential and multi-family assets that positions it well for the future, regardless of real estate market conditions. In 2004, Crescent reached an all-time record by selling $413 million in individual homesite sales.

Crescent continues to be an asset to this region. In January, it closed on a sale and multi-million dollar gift to the state of North Carolina to expand Lake James State Park in Burke and McDowell counties by almost 3,000 acres - preserving the lake environment for wildlife and recreation.

Art Fields continues to provide strong leadership at Crescent as president and CEO. Art, if you could please stand. Thank you.

DUKE ENERGY AMERICAS is made up of two business units.

First is DUKE ENERGY INTERNATIONAL, which has narrowed its focus to Latin America over the past few years. We have meaningful scale in South and Central America, and our portfolio has been yielding positive operational results.

Bobby Evans continues to lead Duke Energy Americas as president and CEO. Bobby, if you would stand up, please. Thank you.

Bobby also oversees the other half of Duke Energy Americas which is DUKE ENERGY NORTH AMERICA -- our merchant generation arm. This business has suffered over the past few years with overcapacity and the lack of continued unbundling of the wholesale electric market.

In 2004, we took a number of steps to reduce our exposure in the merchant generation business. We decreased our position by more than a third with the sale of our Southeast assets and our three deferred power plants in Nevada, New Mexico and Washington State.

We also took steps to reduce the volatility in the fluctuating value of our sales contracts associated with those projects. In the first quarter of last year, we took an earnings hit of $87 million, net of $6 million minority interest, due to these mark-to-market changes. By the first quarter of 2005, those mark-to-market movements had been effectively neutralized.

We still have work to do at DENA. We expect to lose up to $150 million in ongoing EBIT in 2005 - about half as much as last year's ongoing EBIT loss, but still clearly unacceptable.

I'm sure some of you are thinking, "Why don't we pull the plug on the entire merchant operation?

And I think that's a legitimate question. And although Paul will give you many reasons why the Duke-Cinergy merger works, let me say: This is a major step forward for DENA. We have talked about getting DENA back to being cash-positive and profitable. The combination of DENA's and Cinergy's unregulated assets will do just that.

DENA has a fleet of state-of-the-art power plants in key growth markets in the United States. Cinergy has unregulated coal-fired plants to complement our gas-fired generation. The electric wholesale market is showing signs of improvement in certain parts of the country, and we are now well-positioned to take advantage of future opportunities as that market rebounds.

So although it's been tough for DENA the past three years, we feel we're through the worst and would be leaving considerable value on the table by selling at this time.

That's a brief overview of our business units' activities. One asset they all have in common is quality management and a talented workforce that have proven they can execute - whether it's running a power plant, constructing a pipeline or building an office complex.

Now, I'll turn the podium back to Paul to further explain the positive aspects of our proposed merger with Cinergy.

Paul...

(Paul Anderson)

Thank you, Fred. Now I'd like to look ahead and tell you why I'm so excited about the Cinergy merger.

Most important, this transaction will create immediate and long-term shareholder value. You'll soon see the dividend increase associated with the deal, and, just as important, the transaction will be accretive to Duke Energy's earnings in the first full year of operation. Over the longer term, we expect to see savings of $400 million a year, thanks to efficiencies gained through the combined operations. The portion of those savings from regulated earnings will be shared between shareholders and customers.

The transaction will position us well to participate in the continued consolidation of the utility and merchant energy sectors. In the combined company, both our electric and gas operations will have the scale and scope to stand alone. This will increase our options for future restructuring, which could include separating the electric and gas businesses after this merger closes. We will be evaluating options to determine which structure would create the greatest shareholder value.

As Fred discussed, in the medium term this transaction improves Duke Energy North America's current situation and future prospects.

And just as important as the strong strategic fit of our companies is the cultural fit. Duke Energy and Cinergy share compatible values, operating philosophies and views of the future. Jim Rogers is a successful and visionary leader with a 16-year record of creating shareholder value. He will be a great CEO of the combined company. I have committed to stay on as chairman for at least a year after the merger closes and look forward to working with him.

Let me say in closing that we are always open to hear your questions and comments. Your concerns are our concerns, and we are listening. And all of us at Duke Energy greatly appreciate the confidence you have shown to our management team and board of directors through the years.

And on that note - we stand adjourned.
                                     * * *

                           Forward-Looking Statements

         This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

         In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke and Cinergy, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website. Free copies of Duke's SEC filings are also available on Duke's website at www.duke-energy.com/investors, and free copies of Cinergy's SEC filings are also available on Cinergy's website at www.cinergy.com/investors.

                        Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.